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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                       Alliance Distributors Holding Inc.
                       (formerly, Essential Realty Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    01858P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 22, 2004
--------------------------------------------------------------------------------
             (Date of Event which Required Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01858P105

                                  SCHEDULE 13G

   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AGF Canadian Growth Equity Fund Limited

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                               (b) [_]

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Toronto, Ontario, Canada

                           5      SOLE VOTING POWER
                                  35,561
   NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH
                           6      SHARED VOTING POWER


                           7      SOLE DISPOSITIVE POWER
                                  35,561

                           8      SHARED DISPOSITIVE POWER


    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            35,561

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.07%

    12      TYPE OF REPORTING PERSON
            IV

Item 1.    (a).   Name of Issuer:
                  Alliance Distributors Holding Inc.

           (b).   Address of Issuer's Principal Executive Offices:
                  15-15 132nd Street
                  College Point, NY  11356


Item 2.    (a).  Name of Person Filing:
                 AGF Canadian Growth Equity Fund Limited

           (b).  Address of Principal Business Office or, if none, Residence:
                 P.O. Box 50, Toronto Dominion Bank Tower, 31st Floor Toronto, Ontario, M5K 1E9

           (c). Citizenship:
                Canadian


           (d). Title of Class of Securities:
                Alliance Distributors Holding Inc. (formerly, Essential Reality Inc.) - ADTR.PK

           (e). CUSIP Number:
                01858P105

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                                 NOT APPLICABLE

               (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
               (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
               (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c.);
               (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
               (e)[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
               (f)[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii) (F);
               (g)[ ]    A  parent   holding   company  or  control   person  in
                         accordance with section 240.13d-1(b)(1)(ii)(G);
               (h)[ ]    A savings  associations  as defined in section  3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813);
               (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
               (j)[ ]    Group,  in  accordance  with  section   240.13d-1(b)(1)
                         (ii)(J).

Item 4.            Ownership.

           (a).   Amount  beneficially  owned:  35,561

           (b).   Percent of class: 0.07%

           (c).   Number of shares as to which the person has:

                 (i)  Sole power to vote or to direct the vote: 35,561

                 (ii) Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the disposition of:
                       35,561

                 (iv) Shared power to dispose or to direct the disposition of: 0



Item 5.           Ownership  of Five  Percent  or Less of a  Class:   [X]

                  This statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applciable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10. Certification:


          (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):


                 "By signing  below I certify  that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

          (b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

                 "By signing  below I certify  that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                                             SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       February 17, 2005
               -----------------------------------
                             Date

               /s/ Jacqueline Sanz
               -----------------------------------
                           Signature

               Jacqueline Sanz, Chief Privacy
               Officer, Vice President, Compliance
               and Risk Analysis
               -----------------------------------
                          Name/Title